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SEC FILE NUMBER 8-66471
8-66471

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC

TYPE OF REGISTRANT (check all applicable boxes):

✓ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1633 BROADWAY
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Yuri Grabovsky (Name) (212) 993-7350 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 under the Securities Exchange Act of 1934.

RMS

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Index to Financial Statements
December 31, 2021

Page

Affirmation...1

Report of Independent Registered Public Accounting Firm...2

Financial Statements:

Statement of Financial Condition
as of December 31, 2021 3

Statement of Operations
for the year ended December 31, 2021 4

Statement of Changes in Member's Capital
for the year ended December 31, 2021 5

Statement of Changes in Borrowings Subordinated to Claims of General Creditors
for the year ended December 31, 2021 6

Statement of Cash Flows
for the year ended December 31, 2021...7

Notes to Financial Statements...8

Supplementary Information

Schedule I- Computation of Net Capital for Brokers and Dealers
Under Rule 15c3-1 of the U.S. Securities and Exchange Commission...27

Schedule II-A - Computation for Determination of Customer Account Reserve Requirements
Under Rule 15c3-3 of the U.S. Securities and Exchange Commission...28

Schedule II-B - Computation for Determination of PAB Account Reserve Requirements
Under Rule 15c3-3 of the U.S. Securities and Exchange Commission...29

Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3
of the U.S. Securities and Exchange Commission 30

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, Yuri Grabovsky, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Industrial and Commercial Bank of China Financial Services LLC (wholly owned subsidiary of Industrial and Commercial Bank of China Limited) as of and for the year ended December 31, 2021, are true and correct. I further affirm that neither Industrial and Commercial Bank of China Financial Services LLC nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Y. G[illegible] Digitally signed by Yuri Grabovsky

Title: Chief Financial Officer

Notary Public

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, Industrial and Commercial Bank of China Financial Services LLC is making this filing without a notarization.

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- (b) Notes to consolidated statement of financial condition.
- ✓ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ✓ (d) Statement of cash flows.
- ✓ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ✓ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ✓ (g) Notes to consolidated financial statements.
- ✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ✓ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ✓ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ✓ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ✓ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable..
- (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: 1 212 436 2000
Fax: 1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Sole Member of Industrial and Commercial Bank of China Financial Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2022

We have served as the Company's auditor since 2021

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Index to Statement of Financial Condition
December 31, 2021

Page

Financial Statements:

Statement of Financial Condition
as of December 31, 2021 3

Notes to Statement of Financial Condition..4

Assets		
Cash	$	163,465,244
Securities purchased under agreements to resell, net		16,521,330,765
Securities borrowed		6,582,281,183
Cash and Securities deposited with clearing or depositiry organizations or segregated under federal and other regulations or requirements		243,856,402
Derivative contracts		54,252,816
Receivables:		
Customers		108,498,514
Broker-dealers and clearing organizations		336,164,876
Secured demand note receivable		500,000,000
Interest and dividends receivable		2,212,265
Right of use asset		15,829,061
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $25,804,279		1,808,199
Securities received as collateral		124,177,747
Other assets		33,668,088
Total assets	$	24,687,545,160
Liabilities and Member's Capital		
Liabilities:		
Short term borrowings	$	300,000,000
Securities sold under agreements to repurchase, net		20,685,791,046
Securities loaned		2,393,420,369
Derivative contracts		54,252,816
Payables:		
Customers		99,055,912
Broker-dealers and clearing organizations		421,350,321
Lease liability		16,665,941
Deferred tax liability		1,274,963
Interest and dividends payable		1,751,163
Obligation to return securities		124,177,747
Other liabilities		14,662,457
		24,112,402,735
Borrowings subordinated to claims of general creditors		500,000,000
Member's capital		75,142,425
Total liabilities and member's capital	$	24,687,545,160

(1) Organization and Nature of Business

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a wholly owned subsidiary of Industrial and Commercial Bank of China Limited (the "Parent"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is to offer securities clearing, processing and financing services to clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of ninety days or less. The Company maintains amounts due from banks which, at times, exceed federally insured limits.

(c) Receivables from and Payables to Customers and Broker-dealers and Clearing Organizations

Receivables from customers and broker-dealers and clearing organizations and Payables to customers and broker-dealers and clearing organizations include amounts due on regular way securities transactions and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the Statement of Financial Condition. Customer transactions that are failed to be received or delivered are recorded in Receivables from and Payables to broker-dealers and clearing organizations on the Statement of Financial Condition.

The Company engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within Receivables from customers and broker-dealers in the Company's Statement of Financial Condition. Client receivables generated from margin lending activities are collateralized by client-owned securities held by the Company.

The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires clients to deposit additional collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not

(continued)

committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, positions related to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of a client default. The Company may request additional margin collateral from clients, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

At December 31, 2021, cash and securities of $243,856,402 were deposited with clearing and depository organizations.

As a result of the Company's customer activities, the Company is required by rules mandated by its regulator to segregate cash or qualified securities to satisfy such regulations, which have been promulgated to protect customer assets. At December 31, 2021, qualified securities segregated for regulatory purposes consisted of United States Treasuries of $137,426,862, which represents fair value. These qualified securities were sourced from Reverse repurchase agreements in the Company's Statement of Financial Condition.

(d) Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Accounting for Income Taxes. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The Company files federal tax returns on a stand-alone basis and is included in the combined New York State and City Article 9A return with the Parent and its affiliates. Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes an intercompany payable/receivable for any current state and local tax expenses. Deferred tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The Company is included in certain state and local combined returns of the Parent. The Company calculates the state and local provision for income taxes by using a separate-return method. Under this method, the Company is assumed to file separate state and local returns with the tax authorities, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. The Company's state and local

(continued)

current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on a hypothetical return and assesses the need for a valuation allowance on the basis of projected state and local separate-return results.

Any difference between the state and local tax provision (or benefit) allocated to the Company under the separate-return method and payments to be made to (or received from) the Parent for tax expense is treated as either dividends or capital contributions.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(e) Collateralized Transactions

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the amount of cash paid or received plus accrued interest. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, the majority of reverse repurchase agreements are recorded at contractual amounts which approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. All repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. Accrued interest income and interest expense are reported as part of Securities purchased under agreements to resell and Securities sold under agreements to repurchase, respectively, on the Statement of Financial Condition.

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and loaned transactions are accounted for as collateralized financing transactions. The Company pledges cash or securities to collateralize securities borrowed transactions, and will receive cash or securities to collateralize securities loaned transactions. Cash collateral transactions are recorded at contracted amount plus accrued interest. The Company also enters into securities borrow transactions where the collateral plus accrued interest delivered or received, is other securities (security-for-security transactions). The

(continued)

Company's accounting policy is to record a balance sheet gross-up entry for security-for-security finance transactions, when the Company is legally the "lender", included within securities received as collateral and obligation or return securities on the Statement of Financial Condition.

Securities borrowed transactions require the Company to deposit collateral with the lender in excess of the market value of the securities borrowed. The fair value of securities borrowed and loaned is monitored daily and additional collateral is obtained or refunded when appropriate to protect the Company in the event of default by the counterparty.

Rebates earned or paid on securities borrowing or lending transactions are shown in the Interest income or Interest expense, respectively, on the Statement of Operations and in Interest and dividends receivable or Interest and dividends payable, respectively, on the Statement of Financial Condition.

All securities borrowed and loaned transactions are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

(f) ***Fair Value of Financial Instruments***

Securities deposited with clearing or depository organizations or segregated under federal and other regulations or requirements, Securities received as collateral, Obligation to return securities, and Derivative contracts are measured at fair value as required by the Accounting Standard Codification ("ASC") No. 820.

U.S. GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining Fair Value estimates. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The assets and liabilities measured at fair value are classified as Level 2 given that the valuation is based on observable inputs.

All other of the Company's financial assets and liabilities are carried at contracted amounts, which approximate fair value given the short-term nature of these assets and liabilities. Cash is classified as Level 1,while all other financial assets and liabilities are classified as Level 2.

(continued)

(g) *Revenue from Contracts with Customers*

The Company buys and sells and routes for execution securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a fee. Clearing fee (including order routing) revenue and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Clearing fee revenues represent the only material revenue from contracts with customers. A substantial majority of the Company's revenues are comprised of financial services products that are not within the scope of ASC 606, *Revenue from Contracts with Customers.* The receivables associated with clearing fees are recorded in Other Assets in the Statement of Financial Condition and were $2,579,641 and $2,773,438 as of December 31, 2020, and December 31, 2021, respectively.

(h) **Leases (ASC 842)**

The Company leases office space and a disaster recovery site, which are both accounted for as operating leases. The Company determines if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Leases with initial term of twelve months or less are not recorded in the Statement of Financial Condition.

At the lease commencement date, the Company recognizes a lease liability and an Right of Use (ROU) asset representing its right to use the underlying asset over the lease term. The initial measurement of the lease liability is calculated on the basis of the present value of the remaining lease payments and the ROU asset is measured on the basis of this liability, adjusted by prepaid and accrued rent, lease incentives, and initial direct costs. The subsequent measurement of a lease is dependent on whether the lease is classified as an operating lease or a finance lease. Operating lease cost is recognized on a straight-line basis over the lease term, with the cost presented as a component of the Occupancy expense line item in the Statement of Operations.

As of the application date of ASC Topic 842, the Company's leases have remaining terms ranging from 1 to 4 years. When determining the lease term, the Company does not include renewal options unless the renewals are deemed to be reasonably certain of being exercised at the lease commencement date.

ASC Topic 842 requires that a lessee use the rate implicit in the lease when measuring the lease liability and ROU asset, unless that rate is not readily determinable. Alternatively, the Company is permitted to use its incremental borrowing rate ("IBR") which is defined as the

(continued)

rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Since the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate when measuring its leases. The IBR is calculated by utilizing the daily treasury yield curve rates, as published by the U.S Department of the Treasury, adjusted with a risk base spread provided by the Group.

See Note 13 for lease disclosures.

(i) **Accounting Developments**

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces the Current Expected Credit Loss ("CECL") model which replaced the current incurred loss model used for recognizing impairment provisions.

The CECL impairment accounting framework requires management to recognize lifetime expected credit losses associated with financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. Entities may apply the practical expedient provided in the standard for assets secured by collateral if they reasonably expect the borrower or the counterparty to continue to replenish the collateral to meet the requirements of the contracts. Under the practical expedient, entities may elect to measure the allowance for expected credit losses by comparing the amortized cost basis of the financial asset with the fair value of collateral at the measurement date. The Company evaluated its assets and found that all in scope assets qualify for a practical expedient available to streamline the application of CECL. Upon application of practical expedient the Company concluded that reasonable expectation of credit losses is immaterial.

Upon adoption of this standard, the Company, did not record a CECL adjustment at December 31, 2021 or during the year then ended.

Simplifying the Accounting for Income Taxes.

In December 2019, the Financial Accounting Standards Board ("FASB") amended the guidance to simplify the accounting for income taxes as part of its initiative to reduce complexity in accounting standards. The amendments remove certain exceptions to the general income tax accounting principles and provides for both consistency in application of and simplification for other areas within U.S. GAAP by clarifying and amending existing guidance. This update was adopted as of January 1, 2021 and did not have a material impact on the Company's financial statements.

(continued)

(j) **Member's Capital**

The December 31, 2020 Member's Capital was decreased by a $197,463 correction associated with a prior period error relating to leases. In 2021 the Company received a $2,251,521 non-cash capital contribution associated with the reimbursement of taxes by the Parent.

(3) Securities Financing

The table below presents the gross and net resale and repurchase agreements and stock borrow and stock loan transactions, and the related amount of netting with the same counterparty under enforceable netting agreements ("counterparty netting") included in the Statement of Financial Condition. All of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the Statement of Financial Condition.

	As of December 31, 2021	
	Assets	**Liabilities**
(in millions)	**Securities purchased under agreements to resell**	**Securities sold under agreements to repurchase**
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 37,236	$ 41,401
Counterparty netting	(20,715)	(20,715)
	$ 16,521	$ 20,686
(in millions)	**Stock Borrow**	**Stock Loan**
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 6,582	$ 2,393
Counterparty netting	-	-
Net	$ 6,582	$ 2,393

(continued)

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements, "MNA":

December 31, 2021 (in millions)	**Net amount included on the Statement of Financial Condition**	**Amounts not offset (1)**	**Net Exposure**
Financial assets subject to enforceable MNA (1)			
Securities borrowed	$ 6,582	$ 6,582	$ -
Securities purchased under agreements to resell, net	16,521	16,521	-
Total	$ 23,103	$ 23,103	$ -
Financial liabilities subject to enforceable MNA			
Securities loaned	$ 2,393	$ 2,393	$ -
Securities sold under agreements to repurchase	20,686	20,686	-
Total	$ 23,079	$ 23,079	$ -

(1) Amounts relate to master netting agreements which have been determined to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offset accounting guidance.

(continued)

The following tables present gross obligations for repurchase agreements and securities loaned transactions received as collateral by remaining contractual maturity and class of collateral pledged.

	At December 31, 2021				
	Remaining Contractual Maturity (In Millions)				
	Overnight or Continuous	Less than 30 days	30-90 days	Over 90 days	Total
Repurchase Agreements (2)	$ 39,999	$ 802	$ 600	$ -	$41,401
Securities Loaned	2,393	-	-	-	2,393
Gross amount of secured financing included in the above offsetting disclosure	$ 42,392	$ 802	$ 600	$ -	$43,794

(2) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

Secured Financing by the Class of Collateral Pledged (in millions)	At December 31, 2021
Securities sold under agreement to repurchase (3)	
U.S. government and agency securities	$ 41,295
Corporate and other debt	106
Total Securities sold under agreement to repurchase	$ 41,401
Securities loaned	
Corporate and other debt	$ 21
Corporate equities	2,372
Total Securities loaned	$ 2,393

(3) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms which permit it to resell or lend the securities to others. At December 31, 2021, the Company obtained via either secured borrowings or reverse repurchase agreements securities with a fair value of approximately $44 billion, of which approximately $44 billion have been either sold under agreements to repurchase or lent to others in connection with the Company's activities.

At December 31, 2021, the Company had non-cash securities lending agreements where the Company was legally the Lender. The Company has transferred assets accounted for as financing,

(continued)

and received (U.S. equities) as collateral. The fair value of the collateral received is recorded in the Statement of Financial Condition as "Securities received as collateral" and "Obligation to return collateral" in the amount of $124,177,747.

(4) Intangible Assets

Under the provisions of ASC 350, *Intangibles – Goodwill and Other*, for intangible assets not subject to amortization, the Company assessed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. Under the qualitative assessment the Company evaluated whether it is more likely than not that the fair value of goodwill is less than its carrying amount. Based on the analysis the Company has concluded that it is not necessary to perform the two-step goodwill impairment test and that it is more likely than not the fair value is greater than the carrying amounts of such assets. Intangible assets not subject to amortization consisting of customer relationships amounted to $8,480,450 at December 31, 2021, and are included in Other assets in the Statement of Financial Condition.

(5) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2021 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 283,011,109	$ 330,478,146
Receivable from and payable to clearing organizations	38,170,972	28,919,925
Equity securities at cost (1)	3,790,914	-
Receivable from and payable to broker-dealers	11,191,881	61,952,250
	$ 336,164,876	$ 421,350,321

(1) Equity securities at cost represent common and preferred shares associated with the Company's membership in Depository Trust & Clearing Company.

(6) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of leasehold improvements, furniture, fixtures, computer and communication equipment, and software. Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding five years.

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Furniture, equipment and leasehold improvement costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Furniture, equipment and leaseholds consisted of the following at December 31, 2021:

Furniture, equipment, and software	$	18,163,106
Leasehold improvement		9,449,372
		27,612,478
Less: Accumulated depreciation and amortization		(25,804,279)
	$	1,808,199

(7) Related Party Transactions

At December 31, 2021, included in Other liabilities in the Statement of Financial Condition, the Company had payables to the Parent and affiliates of $1,764,746 accrued interest related to interest on subordinated borrowings and line of credit.

Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes a payable or receivable with the Parent for any current state and local tax expenses. At December 31, 2021, this receivable amounted to $1,334,243 and was included in Other Assets in the Statement of Financial Condition.

The Company has agreements in place to clear transactions with an affiliate and the Parent. As of December 31, 2021, we had a payable with an affiliate of $5,293,827 recorded in Payables: Customers in the Statement of the Financial Condition.

The Company has a committed line of credit arrangement with an affiliate in the amount of $250,000,000. Draw-downs pursuant to the credit line are unsecured, and the agreement expires on September 19, 2025. In addition, the Company has entered into an additional committed line of credit arrangement with the Parent in the amount of $200,000,000 and the agreement expires on November 15, 2023. During the year and as of December 31, 2021, there were no borrowings outstanding under those agreements.

The Company also has an uncommitted short term money market lending facility available for up to $500,000,000 with an affiliate, providing overnight funds at market rates. As of December 31, 2021, there was $300,000,000 outstanding. Amounts borrowed under the facility are unsecured. The average balance outstanding was $318,015,949.

During the year, the Company transacted reverse repurchase and repurchase agreements with the Parent and affiliates. As of December 31, 2021, there was $197,812,500 reverse repurchase agreements outstanding with the Parent and affiliates. As of December 31, 2021, there was $207,086,035 repurchase agreements outstanding with the Parent and affiliates as of December 31,

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2021. During the year, the average balance of reverse repurchase agreements was $520,257,317. During the year, the average balance of repurchase agreements was $26,814,743.

In addition, the Company has subordinated borrowing agreements with the Parent. Please refer to Note 9 for details.

(8) Employee Benefit Plans

The Company maintains a Traditional and Roth 401(k) Plan (the "Plan"). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company will make a matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pre-tax and after-tax contributions to the Plan. In addition, the Company will make a non-elective contribution of the lesser of 100% of the participant's contribution or 5% of a participant's base compensation.

(9) Borrowings Subordinated to Claims of General Creditors

The Company has three subordinated borrowing agreements and associated secured demand notes receivable with the Parent as follows:

Nominal	Market Value (1)	Maturity	Interest Rate
$ 100,000,000	$ 110,193,695	10/15/2025	0.20%
300,000,000	316,086,908	9/30/2023	0.20%
100,000,000	108,961,519	8/29/2025	0.20%
$ 500,000,000	$ 535,242,122		

(1) Market Value represents Fair Market Value of securities securing the demand notes less applicable haircuts.

The borrowings have been approved by FINRA and are available in computing net capital under SEC Rule 15c3-1. These borrowings are subordinated to the claims of general creditors and, to the extent they are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Income Taxes

Total income tax benefit for the year ended December 31, 2021 includes the following:

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	Current	Deferred	Total
Federal	$ (673,730)	$ (5,830,189)	$ (6,503,919)
State and local	(601,641)	(2,631,844)	(3,233,485)
Tax Expense(Benefit) Before Valuation Allowance	$ (1,275,371)	$ (8,462,033)	$ (9,737,404)
Change in Valuation Allowance		$ $9,927,923	$ $9,927,923
Tax Expense(Benefit) After Valuation Allowance	(1,275,371)	$ 1,465,890	$ 190,519

The effective tax rate for the provision for income taxes for the year ended December 31, 2021 is (0.67)%. The difference between the effective tax rate on income before the provision for income taxes and the statutory U.S. federal income tax rate of 21% is mostly due to the establishment of a valuation allowance and state and local taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets at December 31, 2021 before valuation allowance were $8,652,961, comprised of $11,185,475 of gross deferred tax assets and $2,532,514 of gross deferred tax liabilities. Both deferred tax assets of $1,257,551 net of a $9,927,923 valuation allowance and deferred tax liabilities of $2,532,514 were reported in deferred tax liabilities on the Statement of Financial Condition. Deferred tax liabilities relate principally to the excess of book over tax basis of the intangible assets. Deferred tax assets relate principally to federal net operating losses and hypothetical state and local net operation losses under the Company's tax allocation policy and accrued bonuses. Federal taxes receivable of $20,801,787 and intercompany state and local taxes receivable of $1,334,243 are included in Other assets, in the Statement of Financial Condition.

The Company believes it is more-likely-than-not that the Company will realize the benefits of $1,257,551 deferred tax assets out of the total $11,185,475 of gross deferred tax assets after considering net operating loss carryforwards and the scheduled reversal of deferred tax liabilities over the period in which the deferred tax assets become deductible. As such, the Company has established a valuation allowance of $9,927,923 for the year ended December 31, 2021.

As of December 31, 2021, the Company had no unrecognized tax benefits or related accrued interest and penalties. The Company does not expect this to change significantly within the next twelve months. The Company's policy is to account for interest and penalties as a component of Income tax expense.

The Company is not currently under examination for any federal income tax returns. The combined tax group of which the Company is a member, is currently under NYS examination for tax years 2015 to 2016 and NYC examination for tax years 2015 to 2017. The earliest taxable year that the Company can be subject to Federal tax examination is 2018.

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(11) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2021, the Company had net capital of approximately $503,043,000 which was $500,937,000 in excess of required net capital of $2,106,000.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2021, the Company's Customer reserve computation indicated a $6,715,263 reserve requirement. At December 31, 2021, the Company had qualified securities in the amount of $69,745,000 segregated in its account reserved for the exclusive benefit of customers.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB"). At December 31, 2021, the Company's PAB reserve computation indicated $36,316,000 reserve requirement. At December 31, 2021, the Company had qualified securities in the amount of $67,682,000 segregated in its PAB reserve account.

(12) Commitments, Contingencies and Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company facilitates and enters into contingent and forward starting repurchase agreements with the clients and third parties that settle at a future date, generally within three business days. These forward starting repurchsase agreements are primarily secured by collateral from U.S. government securities.

At December 31, 2021, the Company had reverse repurchase and repurchase agreements with a contractual value of $6,706,316 and $11,075,575, respectively. Given the short term nature of these forward strating repurchase agreements value approximate fair value.

In addition, the Company facilitates forward mortgage-backed securities transactions for its clients that settle at a future date, generally within three months. The Company acts as a principal prior to

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settlement date the Company accounts for these transactions as forward contracts and records the fair value associate with those contracts as Derivative contracts on the Statement of Financial Condition. At December 31, 2021, the Company had forward purchase and forward sold transactions of $3,519,650,000 and $3,519,650,000, respectively. The fair value associated with these transactions was $54,525,816 as of December 31, 2021.

(13) Leasing Activities – Lessee

The Company leases office space and a disaster recovery site which are both accounted for as operating leases. The leases are non-cancelable and expire on various terms through 2026.

The following table presents the components of our right-of-use assets and liabilities related to leases and their classification in our Balance Sheet at December 31, 2021:

Component of Lease Balances	Balance Sheet Line Item(s)	31-Dec-21
Assets:		
Operating lease assets – Office space	Right of use asset	$15,412,099
Operating lease assets – Disaster recovery site	Right of use asset	$416,962
Total leased assets		**$15,829,061**
Liabilities:		
Operating lease liabilities – Office space	Lease liability	$16,281,295
Operating lease liabilities – Disaster recovery site	Lease liability	$384,646
Total lease liabilities		**$16,665,941**

The Company's lease liability of $16,281,295 associated with its office space consists of total undiscounted lease payments of $18,438,247 less imputed interest of $859,701 and lease incentive receivable of $1,297,250.

The following table includes the weighted-average lease terms and discount rates for operating leases as of December 31, 2021:

Weighted average remaining lease term:	
Operating leases	51.1 months
Weighted average discount rate:	
Operating leases	2.26%

Also, in accordance with the lease agreement, the Company has a letter of credit with the landlord in the amount of $1,300,000 as security.

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(14) Legal Proceedings

In the ordinary course of business, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Due to the inherent unpredictability of these legal and regulatory matters, the Company cannot state with certainty the timing or ultimate resolution of these matters and the actual cost could be significantly higher or lower than the amounts reserved. The Company accrues for contingencies when the amount is estimable and probable.

(15) Credit Risk

The Company enters into short-term collateralized financing transactions and, consequently, has credit risk for the timely repayment of principal and interest. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies and the fair value of which approximates the carrying amount of the financing transactions. See below for additional details. The Company monitors exposure to individual counterparties and securities for concentrations above approved limits. There were no concentrations as of December 31, 2021.

(16) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 1, 2022, the date the financial statements were available to be issued. No matters were identified which would require recognition or disclosure in the consolidated financial statements.

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